Morgan, Lewis & Bockius LLP 2020 K Street, NW Washington, District of Columbia 20006-1806 Tel. 202.373.6000 Fax: 202.373.6001 www.morganlewis.com

K. Michael Carlton

+1.202.373.6070

michael.carlton@morganlewis.com

October 28, 2015

VIA EDGAR

Mr. Ed Bartz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust

File Nos. 333-132380 and 811-21864

Dear Mr. Bartz:

On behalf of our client, WisdomTree Trust (the “Trust”), we are responding to Staff comments we received orally on July 16, 2015 regarding the Trust’s Post-Effective Amendment No. 421, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on June 9, 2015 for the purpose of registering shares of the WisdomTree Global SmallCap Dividend Fund (the “Fund”). The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.	Comment: Please provide the Staff with the details of the Fund’s fee table via correspondence once they become available.

Response: The Fund’s fee table is set forth below.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.43%
Distribution and/or Service (12b-1) Fees	None
Other Expenses*	0.00%
Total Annual Fund Operating Expenses	0.43%

*	“Other Expenses” are based on estimated amounts for the current fiscal year.

Almaty Astana Beijing Boston Brussels Chicago Dallas Dubai Frankfurt Hartford Houston London Los Angeles Miami Moscow New York

Orange County Paris Philadelphia Pittsburgh Princeton San Francisco Santa Monica Silicon Valley Singapore Tokyo Washington Wilmington

Mr. Ed Bartz October 28, 2015 Page 2

2.	Comment: Please provide a copy of the Fund’s Index methodology once it is available.

Response: The index methodology was provided to the Staff via email on October 28, 2015.

3.	Comment: With respect to the last sentence in the first paragraph of the “Principal Investment Strategies of the Fund” section, please confirm that “investments that have economic characteristics that are substantially identical to the economic characteristics of such component securities” is a reference to depositary receipts based on component securities and TBA Transactions.

Response: Confirmed. As a practical matter, the Trust does not currently anticipate relying on the “economic characteristics” language to meet its 80% requirement.

4.	Comment: The Staff notes that the Fund has the word “Global” in its name. In accordance with footnote 42 of the Investment Company Names Release (Inv. Co. Act Release No. 24,828), please expressly describe how the Fund will invest its assets in investments that are tied economically to a number of countries throughout the world. For example, will the Fund have a policy to invest at least 40% of its assets in companies organized or doing a substantial amount of business outside the United States?

Response: The Trust understands that the SEC staff does not consider a policy of investing at least 40% outside the United States to be compulsory for global funds so long as the fund expressly describes how the fund will invest its assets in investments that are tied economically to a number of countries throughout the world. Accordingly, we have revised the first sentence of the second paragraph of the “Principal Investment Strategies of the Fund” section to clarify that the Parent Index, from which the Index is derived, defines the entire dividend paying universe of companies in the United States, developed countries and emerging markets throughout the world. The Index methodology does not apply any additional eligibility criteria related to a component security’s country of incorporation or principal place of business when selecting Index components. Further, currently greater than 50% of the Index is comprised of companies outside the United States and it is anticipated that the Fund will continue to have similar investment characteristics in the future.

5.	Comment: Please revise the second paragraph of the “Principal Investment Strategies of the Fund” section to clarify the meaning of “preliminary weight” and explain whether the preliminary weight is used only to determine the calculated volume factor. Please provide a plain English explanation as to how the calculated volume factor is used to adjust the weighting of Index components.

Response: We have eliminated references to “preliminary weight” and “calculated volume factor” in the second paragraph of the “Principal Investment Strategies of the Fund” section and replaced the discussion of the “calculated volume factor” in the fourth paragraph of that section with the following plain English description of the Index methodology’s final volume screen and its potential effect on a component security’s weight (or inclusion) in the Index.

In addition, the Index methodology includes volume factor adjustments such that if a component security does not meet certain trading volume thresholds, the security will either be eliminated from inclusion in the Index or its weight in the Index will be reduced and reallocated pro rata among the other securities.

Mr. Ed Bartz October 28, 2015 Page 3

In addition, given that the volume factor adjustment does not have a material effect on the overall composition of the Index, we have moved the more detailed description of its mechanics to the “WisdomTree Index Description” section of the SAI and revised it as follows:

Applying the Calculated Volume Factor Adjustment. After applying the initial Index eligibility criteria screens, weighting scheme and regional adjustment factor, each Index component’s “calculated volume factor” is determined. The calculated volume factor is the security’s average daily dollar trading volume for the three months preceding the Index screening date divided by the security’s weight in the Index. If a component security’s calculated volume factor is:

•	at least $400 million, the security is included in the Index and its weight in the Index is not reduced.

•	less than $200 million, the security is deleted from the Index and its weight is allocated pro rata among the remaining component securities. For example, if a security’s weight in the Index is 2%, but its calculated volume factor is only $100 million, the security is deleted from the Index. Accordingly, 2% of the Index’s weight would be reallocated among the other Index components on a pro rata basis.

•	$200 million or more, but less than $400 million, the security’s weight in the Index will be reduced. The component security’s reduced weight is calculated by dividing its calculated volume factor by $400 million and multiplying this fraction by the company’s weight. For example, if a security’s weight in the Index is 2%, but its calculated volume factor is only $300 million, the security’s weight in the Index is reduced to 1.5% (i.e., the outcome of dividing $300 million by $400 million and multiplying by 2%). The reduction in weight is reallocated pro rata among the other component securities in the Index. Accordingly, 0.5% of the Index’s weight would be reallocated among the other Index components on a pro rata basis.

6.	Comment: Please add the word “trading” to the second Index eligibility criterion (“average daily dollar volume”) listed in the second paragraph of the “Principal Investment Strategies of the Fund” section.

Response: We have made the requested change.

7.	Comment: Please confirm the phrase “starting universe of companies,” used in the second paragraph of the “Principal Investment Strategies of the Fund” section, refers to Index components.

Response: Confirmed. To clarify, however, we have replaced this sentence with the following:

Mr. Ed Bartz October 28, 2015 Page 4

The Index then selects the largest 1,000 companies after the initial market cap and liquidity screens are applied.

8.	Comment: Please disclose how each geographic region is weighted in the Index.

Response: Each geographic region (i.e., the United States, developed countries, and emerging market countries) is weighted in the Index according to the application of a regional adjustment factor. We have added the following disclosure to explain how the regional adjustment factor works:

After a company’s initial weight is determined by cash dividends, the Index will apply a regional adjustment factor. This factor adjusts the weight allocated to each region (i.e., three regions—U.S., developed and emerging market countries) of the Index so the regional weights match those of the float-adjusted market cap weighted universe of dividend and non-dividend paying companies that meet the liquidity and market capitalization criteria for the Parent Index. “Float-adjusted” market cap means that the share amounts used in calculating the market cap reflect only shares available to investors. To the extent a region’s weight in the Index needs to be increased or decreased, the weight of each component security in that region will be increased or decreased, respectively, on a pro rata basis.

9.	Comment: The Staff notes that the last sentence of the “Principal Investment Strategies of the Fund” section indicates that the Fund will concentrate its investments in the securities of a particular industry or group of industries to approximately the same extent as its underlying Index. Does the Index currently concentrate in any industry or sector? If so, please provide corresponding industry risk or sector risk disclosure under the “Principal Risks of Investing in the Fund” section.

Response: The Index does not currently concentrate (i.e., hold 25% or more of its total assets) in the securities of a particular industry or sector; however, we have added risk disclosure to the “Principal Risks of Investing in the Fund” section for the following sectors each of which constitutes a significant portion of the Index: consumer discretionary, financial, and industrial sectors.

10.	Comment: Please disclose in the “Shares of the Fund May Trade at Prices Other Than NAV” description under the “Principal Risks of Investing in the Fund” section that premiums and discounts are likely to be greater and more persistent than typical ETFs due to the fact that foreign markets and domestic markets are non-synchronous. Consider using or adapting the following suggested disclosure:

Because the Fund’s underlying securities trade on an exchange that is closed when the securities exchange on which Fund shares list and trade is open, there are likely to be deviations between current pricing of an underlying security and stale security pricing (i.e., the last quote from its closed foreign market) resulting in premiums or discounts to NAV that may be greater than those experienced by other ETFs.

Response: We have revised the “Shares of the Fund May Trade at Prices Other Than NAV” discussion under “Principal Risks of Investing in the Fund” as follows:

Mr. Ed Bartz October 28, 2015 Page 5

As with all exchange-traded funds (“ETFs”), Fund shares may be bought and sold in the secondary market at market prices. The trading prices of the Fund’s shares in the secondary market generally differ from the Fund’s daily NAV and there may be times when the market price of the shares is more than the NAV (premium) or less than the NAV (discount). This risk is heightened in times of market volatility or periods of steep market declines. Because securities held by the Fund trade on foreign exchanges that are closed when the Fund’s primary listing exchange is open, the Fund is likely to experience premiums and discounts greater than those of domestic ETFs.

We have revised the “Shares of the Fund May Trade at Prices Other Than NAV” discussion under “Additional Principal Risk Information About the Fund” as follows:

As with all ETFs, Fund shares may be bought and sold in the secondary market at market prices. Although it is expected that the market price of the shares of a Fund will ~~approximate~~ not materially differ from the Fund’s NAV, there may be times when the market price and the NAV vary significantly, including due to supply and demand of the Fund’s shares and/or during periods of market volatility. Because securities held by the Fund trade on foreign exchanges that are closed when the Fund’s primary listing exchange is open, there are likely to be deviations between the current price of an underlying security and the security’s last quoted price from the closed foreign market. This may result in premiums and discounts that are greater than those experienced by domestic ETFs. Thus, you may pay more (or less) than NAV when you buy shares of a Fund in the secondary market, and you may receive more (or less) than NAV when you sell those shares in the secondary market. If an investor purchases Fund shares at a time when the market price is at a premium to the NAV of the Fund’s shares or sells at a time when the market price is at a discount to the NAV of the Fund’s shares, an investor may sustain losses.

11.	Comment: Please confirm that the Fund is non-diversified based on the Index’s constitution.

Response: The Index’s methodology is silent on diversification and as a result, the Index may or may not, at any given time, be non-diversified depending on its composition. Similarly, the Index’s composition, either currently or due to changes in the future, could cause the Fund to hold a portfolio of securities that would result in the Fund being non-diversified. For this reason, we believe it appropriate to consider the Fund as non-diversified.

12.	Comment: The Staff notes that there are a limited number of firms that act as Authorized Participants for ETFs. Please add “Authorized Participants Concentration Risk” to the Fund’s “Principal Risks of Investing in the Fund” section using the sample disclosure provided below for guidance.

Mr. Ed Bartz October 28, 2015 Page 6

Authorized Participants Concentration Risk: The Fund has a limited number of financial institutions that may act as Authorized Participants (“APs”). To the extent that those APs exit the business or are unable to process creation and/or redemption orders, and no other AP is able to step forward to create and redeem in either of these cases, Shares may trade like closed-end fund shares at a discount to NAV and possibly face delisting.

Response: The Trust does not consider the possible exit of APs from the ETF business to be a principal risk of the Fund. However, a discussion of “Authorized Participants Concentration Risk” has been added to the “Additional Non-Principal Risk Information” section in Item 9 of the Prospectus as follows:

Authorized Participants, Market Makers and Liquidity Providers Concentration Risk. The Funds have a limited number of financial institutions that may act as Authorized Participants (“APs”). In addition, there may be a limited number of market makers and/or liquidity providers in the marketplace. To the extent either of the following events occur, Fund shares may trade at a material discount to NAV and possibly face delisting: (i) APs exit the business or otherwise become unable to process creation and/or redemption orders and no other APs step forward to perform these services, or (ii) market makers and/or liquidity providers exit the business or significantly reduce their business activities and no other entities step forward to perform their functions.

Statement of Additional Information

13.	Comment: Please disclose in the SAI that if the Fund is a protection seller in credit default swaps, the Fund will segregate assets equivalent to the full notional value of the credit default swaps.

Response: The requested change has not been made because credit default swaps are not included among the types of derivatives described under the Fund’s “Specific Investment Strategies” section.

14.	Comment: The Staff notes that “During Past 5 Years” was deleted from the “Other Directorships Held by Trustee” column of the Trustee and Officer information table. Please re-insert this language to confirm the information is responsive to Item 17(b)(3)(ii) of Form N-1A.

Response: The requested change has been made.

* * * * *

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC Staff comments or changes to disclosure in response to Staff comments on the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Mr. Ed Bartz October 28, 2015 Page 7

If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6070.

Sincerely,

/s/ K. Michael Carlton
K. Michael Carlton

cc:	Ryan Louvar, Esq.
W. John McGuire, Esq.
Kathleen Long, Esq.
Beau Yanoshik, Esq.